Exhibit 99.8

Translation for Informational Purposes Only

CORPORACIÓN INMOBILIARIA VESTA, S.A.B. DE C.V.

ANNUAL REPORT OF THE CORPORATE PRACTICES COMMITTEE

Fiscal Year of 2024

Dear shareholders and members of the board of directors of Corporación Inmobiliaria Vesta, S.A.B. de C.V:

The undersigned in my character of chairman of the corporate practices committee of Corporación Inmobiliaria Vesta, S.A.B. de C.V. (the “Company”), and according to the provisions of article 43 of the Securities Market Law, hereby submit the annual report of the committee I presided during the fiscal year ended on December 31st, 2024.

During the fiscal year ended on December 31st, 2024, the committee was comprised as follows:

Member	Title	Character
Francisco Javier Mancera de Arrigunaga	President	Independent Board Member
Oscar Francisco Cázares Elias	Member	Independent Board Member
José Guillermo Zozaya Delano	Member	Independent Board Member
José Antonio Pujals Fuentes	Member	Independent Board Member

Mr. Lorenzo Manuel Berho Corona, as executive chairman of the board of directors of the Company, attended as guest to all meetings of the committee.

The activities of the corporate practices committee during the fiscal year of 2024 were performed according to the provisions of the Securities Market Law, the General Provisions Applicable to the Issuers and other Participants in the Market, the code of principles and best practices of corporate governance, and other laws, regulations and rules applicable to the Company.

During the fiscal year ended on December 31st, 2024, the corporate practices committee adopted resolutions on: (i) January 16th and (ii) April 17th.

The relevant matters with respect to which this corporate practice committee issued a resolution and/or a recommendation to the board of directors of the Company were the following:

I.	Update of the committee’s duties.

II.	Disclosure of conflicts of interest.

III.	Organizational structure and succession plan.

IV.	New long term compensation plan 2024-2029 and amendments to the mechanism for its implementation

V.	Compensation 2024 for the executive chairman of the board of directors

VI.	Compensation 2024 for the CEO

VII.	Analysis and recommendation for the integration of the board of directors and corporate committees during 2024.

VIII.	Reporting by the Compliance Officer.

IX.	Performance evaluation of the executives of the Company.

During the fiscal year ended on December 31st, 2024, the committee did not receive any notice of transactions with parties related to the executives of the Company, nor did grant any waiver for the executives of the Company to benefit from business opportunities corresponding to the Company.

Mexico City, January 28th, 2025.

/S/

Javier Mancera Arrigunaga

Chairman of the Corporate Practices Committee of

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

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